FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-13

July 22, 2004

Cumberland Reports Additional Drill Results from Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report additional Phase I 2004 drill results from the Company’s 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.  The Meadowbank 2004 exploration program, with a budget of $5.9 million, is focusing on deposit and open pit expansion, and exploration of new targets within the 25 kilometre gold trend.  The Phase I program consisted of 90 drill holes in approximately 14,700 metres. The Phase II program is ongoing and will continue through September.

At the Vault deposit, one of three preliminary open pit designs at Meadowbank, the Phase I drill program focused on expansion of the Vault open pit design through conversion of inferred resources into the measured and indicated resource category and exploration for the continuation of mineralization at the Phaser Lake target, located 400 metres southwest of the Vault deposit.

Highlights from 2004 infill drilling at the Vault deposit include:

5.75 g/t gold over 11.30 m at 45 m below surface in hole VLT04-231

7.14 g/t over 3.44 m at 80 m below surface in hole VLT04-227

6.41 g/t over 3.35 m at 80 m below surface in hole VLT04-233

6.02 g/t over 6.01 m at 94 m below surface in hole VLT04-242

3.17 g/t over 13.01 m at 60 m below surface in hole VLT04-225

 “Closely-spaced drill holes in the northeast portion of the Vault deposit have provided the definition of near-surface higher grade resources necessary to maximize open pit potential and will support the ongoing feasibility,” remarked Kerry Curtis, President and CEO.  “In addition, drilling at Phaser Lake confirms the extension of a low grade mineralized horizon for an additional 500 metres which remains open for further exploration.”

The Vault deposit is one of six closely-spaced, near surface gold deposits at the Meadowbank gold project.

Vault Deposit Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	7,944,000	3.6	919,000
Inferred	2,513,000	3.8	307,000

The 2004 drilling is designed to convert near-surface inferred resources in the northeast sector of the Vault deposit into measured and indicated resources for potential open pit expansion.  Based on previous wide-spaced drilling, the northeastern sector of the deposit was known to host higher than average grades with hole VLT02-056 intersecting 5.04 g/t over 10.75 metres at 60 metres below surface.  The Phase I 2004 program included 14 infill drill holes spaced over the 150 metre length of the northeast flank of the deposit.  These holes intersected mineralization at predicted depths and have yielded grades which are generally above the average grade of the deposit.

In 2003, exploration drilling located 400 metres southwest of the Vault deposit, at Phaser Lake, intersected shallow gold mineralization.  Drill hole VLT03-135 intersected 6.08 g/t gold over 1.30 metres at a depth of 13 metres below surface and drill hole VLT03-141 intersected 2.99 g/t over 1.31 metres at a depth of 29 metres below surface (see news release NR03-20).  In 2004, an additional 12 drill holes have extended this mineralization over a 500 metre by 350 metre area.  While the grade and width of mineralization intercepted by drilling in 2004 is low and considered non-economic, the continuity and style of mineralization is identical to that of the Vault deposit and further wide-spaced drilling is planned to determine the potential for the extension of higher grade mineralization south and west of the Vault deposit.  The Vault mineralized horizon is now known to extend for 1.8 kilometres along strike and is open for continued exploration to the southwest and at depth.

News Release 04-13

Page Two

A table of initial drill results and a drill hole location map are attached to this release.  Additional results from the Meadowbank Phase I spring drill program will be announced within the next several weeks and the Phase II summer drill program will continue through September.

The Meadowbank project is host to the third largest undeveloped gold resource in Canada.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.3	2,998,000
Inferred	5,700,000	4.3	788,000

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due to global escalations in fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company is completing a 2004 drill program to enhance gold resources at Meadowbank and is progressing on an extensive range of feasibility optimization studies with the goal of completing feasibility in the fall of 2004.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Roger B. March, P.Geo., is the Senior Project Geologist and designated Q.P. for the Meadowbank Project.  Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 1996.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

** True thickness of intersections ranges from 95-100% of intersected widths.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

2004 SPRING DIAMOND DRILLING RESULTS: Vault Composites

HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
VLT04-225	5100N	4850W	56.50	69.51	3.17	13.01	60
		incl	58.63	62.45	4.55	3.82
		and	66.21	69.51	4.80	3.30
VLT04-226	5100N	4900W	44.70	51.24	2.29	6.54	45
		incl	47.76	48.17	9.48	0.41
VLT04-227	5150N	4833W	83.77	87.21	7.14	3.44	80
		incl	84.55	86.75	10.61	2.20
VLT04-229	5150N	4730W	121.37	126.82	3.51	5.45	117
		incl	125.32	126.07	11.61	0.75
VLT04-231	5150N	4934W	42.30	53.60	5.75	11.30	45
		incl	42.30	44.99	6.97	2.69
		and	47.90	53.60	7.66	5.70
		and	49.15	51.40	12.79	2.25
VLT04-233	5200N	4852W	83.30	86.65	6.41	3.35	80
		incl	85.00	86.65	10.38	1.65
VLT04-235	5200N	4902W	69.56	72.82	1.95	3.26	67
		incl	69.56	70.32	5.62	0.76
VLT04-237	5150N	4984W	26.67	40.57	1.83	13.90	30
		incl	34.16	39.57	2.52	5.41
VLT04-239	5100N	5000W	17.00	21.15	1.26	4.15	18
VLT04-242	5200N	4802W	97.70	103.71	6.02	6.01	94
		incl	100.88	102.74	13.25	1.86
VLT04-244	5250N	4877W			NSV
VLT04-246	5200N	5002W			NSV
VLT04-247	5250N	4977W			NSV
VLT04-248	5200N	4927W			NSV

2004 SPRING DIAMOND DRILLING RESULTS: Phaser Lake Composites

HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
VLT04-213	3930N	4700W	62.98	63.98	3.87	1.00	60
VLT04-214	3850N	4750W	39.94	41.33	1.20	1.39	38
VLT04-215	3850N	4650W	47.60	49.73	1.09	2.13	46
VLT04-216	3775N	4700W	53.21	56.13	1.54	2.92	52
VLT04-217	3775N	4825W			NSV
VLT04-218	3700N	4750W	26.69	36.91	1.26	10.22	40
VLT04-219	3700N	4650W	83.00	84.18	2.26	1.18	77
VLT04-220	3625N	4700W	59.80	60.80	1.26	1.00	56
VLT04-221	3625N	4775W			NSV
VLT04-222	3775N	4600W	66.20	66.96	1.22	0.76	62
VLT04-223	3850N	4550W	91.82	93.32	2.45	1.50	86
VLT04-224	3930N	4600W	80.23	81.96	1.60	1.73	76

Intercepts reported at 1 g/t gold cut-off with a maximum inclusion of 2 metres.

Higher grade intersections reported at a 5 g/t gold cut-off.

CUMBERLAND RESOURCES LTD.

www.cumberlandresources.com
TSX: CLG; AMEX: CLG

MEADOWBANK GOLD PROJECT

2004 DRILL PROGRAM

Vault Plan View

4400 N
4800 N
5200 N
N
5000 W
4600 W
DDH 056: 5.04/10.75
DDH 239: 1.26/4.15
DDH 237: 1.83/13.90
DDH 231: 5.75/11.30
DDH 226: 2.29/6.54
DDH 235: 1.95/3.26
DDH 225: 3.17/13.01
DDH 233: 6.41/3.35
DDH 227: 7.14/3.44
DDH 242: 6.02/6.01
DDH 229: 3.51/5.45
NSV
NSV
NSV
NSV
VAULT PRELIMINARY OPEN PIT DESIGN (2003)
TARGET OPEN PIT DESIGN (2004)
Pre-2004 DDH
2004 DDH Au g/t metres
2004 DDH Results pending
0
400 m

CUMBERLAND RESOURCES LTD.

www.cumberlandresources.com
TSX: CLG; AMEX: CLG

MEADOWBANK GOLD PROJECT

2004 DRILL PROGRAM

Phaser Lake - Vault Extension Plan View

VAULT PRELIMINARY OPEN PIT DESIGN (2005)
SURFACE TRACE
OPEN
OPEN
TARGET OPEN PIT DESIGN (2004)
0
400 m
5000 W
3600 N
4000 N
SURFACE TRACE
NSV
NSV
DDH 218: 1.26/10.22
DDH 219: 2.26/1.18
DDH 220: 1.26/1.00
DDH 135: 6.08/1.30
DDH 141: 2.99/1.31
DDH 214: 1.20/1.39
DDH 213: 3.87/1.00
DDH 216: 1.54/2.92
DDH 215: 1.09/2.13
DDH 224: 1.60/1.73
DDH 222: 1.22/0.76
DDH 223: 2.45/1.50
4600 W
OPEN
OPEN
POND
Pre-2004 DDH
2004 DDH
Au g/t metres
0
400 m
4200 W